November 2011 Pricing Sheet dated November 22, 2011 relating to Preliminary Terms No. 48 Registration Statement No. 333-177923 Dated November 22, 2011 Filed pursuant to Rule 433

Structured Investments

Opportunities in U.S. Equities

PLUS Based on the Value of the S&P 500® Index due May 25, 2012

Performance Leveraged Upside SecuritiesSM

Registration Statement Update

The prospectus dated November 21, 2008, the prospectus supplement dated November 21, 2008 and the product supplement no. MS-9-A-II dated March 7, 2011, all of which were referenced in the preliminary terms dated October 25, 2011, relating to your PLUS (filed under the registration statement no. 333-155535), have been superseded by the accompanying prospectus dated November 14, 2011, the accompanying prospectus supplement dated November 14, 2011, and the accompanying product supplement no. MS-1-I dated November 22, 2011 and the accompanying underlying supplement no 1-I dated November 14, 2011 (each filed under the registration statement no. 333-177923), respectively.

PRICING TERMS – NOVEMBER 22, 2011
Issuer:	JPMorgan Chase & Co.
Maturity date:	May 25, 2012, subject to adjustment for certain market disruption events and as described under “Description of PLUS — Payment at Maturity” in the accompanying product supplement no. MS-1-I.
Underlying index:	S&P 500® Index
Aggregate principal amount:	$22,482,110
Payment at maturity:	If the final index value is greater than the initial index value, for each $10 stated principal amount PLUS,
$10 + leveraged upside payment
In no event will the payment at maturity exceed the maximum payment at maturity.
If the final index value is less than or equal to the initial index value, for each $10 stated principal amount PLUS,
$10 x index performance factor
This amount will be less than or equal to the stated principal amount of $10 per PLUS.
Leveraged upside payment:	$10 x leverage factor x index percent increase
Index percent increase:	(final index value – initial index value) / initial index value
Initial index value:	1,188.04, the index closing value of the underlying index on the pricing date
Final index value:	The index closing value on the underlying index on valuation date
Valuation date:	May 22, 2012, subject to adjustment for non-trading days or certain market disruption events and as described under “Description of PLUS — Postponement of a Determination Date” in the accompanying product supplement no. MS-1-I.
Leverage factor:	200%
Index performance factor:	final index value / initial index value
Maximum payment at maturity:	$11.30 (113% of the stated principal amount) per PLUS
Stated principal amount:	$10 per PLUS
Issue price:	$10 per PLUS (see “Commissions and issue price” below)
Pricing date:	November 22, 2011
Original issue date:	November 28, 2011 (3 business days after the pricing date)
CUSIP / ISIN:	46636T275 / US46636T2758
Listing:	The PLUS will not be listed on any securities exchange.
Agent:	J.P. Morgan Securities LLC (“JPMS”)

Commissions and issue price:	Price to Public(1)(2)	Fees and Commissions(2)(3)	Proceeds to Issuer
Per PLUS	$10.00	$0.15	$9.85
Total	$22,482,110.00	$337,231.65	$22,144,878.35
(1)	The price to the public includes the estimated cost of hedging our obligations under the PLUS through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see “Use of Proceeds and Hedging” beginning on PS-31 of the accompanying product supplement no. MS-1-I.
(2)	The actual price to public and commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of PLUS purchased by that investor. The lowest price payable by an investor is $9.950 per PLUS. Please see “Syndicate Information” on page 5 of the accompanying preliminary terms for further details.
(3)	JPMS, acting as agent for JPMorgan Chase & Co., received a commission of $0.15 per $10 stated principal amount PLUS and used all of that commission to allow selling concessions to Morgan Stanley Smith Barney LLC. See “Underwriting (Conflicts of Interest)” beginning on page PS-46 of the accompanying product supplement no. MS-1-I.

The PLUS are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering, related product supplement no. ms-1-i, underlying supplement no. 1-i, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 48 dated October 25, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007144/e45914fwp.pdf

Underlying supplement no. 1-I dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007615/e46154_424b2.pdf

Product supplement no. MS-1-I dated November 22, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007774/e46120_424b2.pdf

Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf

Prospectus dated November 14, 2011:
http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free (800) 869-3326.

“Performance Leveraged Upside SecuritiesSM” and “PLUSSM” are service marks of Morgan Stanley